Exhibit (p)

KKR ASSET-BASED INCOME FUND

SUBSCRIPTION AGREEMENT

This Subscription Agreement is entered into on March 24, 2023 by and between KKR Asset-Based Income Fund, a Delaware statutory trust (the “Fund”), and KKR Alternative Assets LLC (the “Subscriber”);

WITNESSETH:

WHEREAS, the Fund has been formed for the purposes of carrying on business as a closed-end management investment company; and

WHEREAS, the Subscriber wishes to subscribe for and purchase, and the Fund wishes to sell to the Subscriber, 1 share of beneficial interest (the “Common Share”) for a purchase price of $10 per share.

NOW THEREFORE, IT IS AGREED:

1.

The Subscriber subscribes for and agrees to purchase from the Fund 1 Common Share for a purchase price of $10 per share. The Subscriber agrees to make payment for this Common Share at such time as demand for payment may be made by an officer of the Fund.

2.	The Fund agrees to issue and sell said Common Share to the Subscriber promptly upon its receipt of the purchase price.

3.	This Subscription Agreement and all of its provisions shall be binding upon the legal representatives, heirs, successors and assigns of the parties hereto.

4.

This Agreement is executed on behalf of the Fund by the Fund’s officers as officers and not individually and the obligations imposed upon the Fund by this Subscription Agreement are not binding upon any of the Fund’s Trustees, officers or shareholders individually but are binding only upon the assets and property of the Fund.

IN WITNESS WHEREOF, this Subscription Agreement has been executed by the parties hereto as of the day and date first above written.

KKR ASSET-BASED INCOME FUND

By:	/s/ Christopher Mellia
Name:	Christopher Mellia
Title:	President

KKR ALTERNATIVE ASSETS LLC

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary